Exhibit 11

Calculation of Net Income (Loss) per Share

	2004						2005

	Three Months Ended			Nine Months Ended			Three Months Ended			Nine Months Ended
	September 30,			September 30,			September 30,			September 30,

	Net		Per Share	Net		Per Share	Net		Per Share	Net		Per Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount	Loss	Shares	Amount

	(In thousands, except per share data)						(In thousands, except per share data)			(In thousands, except per share data)
Basic EPS

Net income (loss) available to common shareholders	$639	24,411	$(0.03)	$399	24,392	$(0.02)	$1,226	24,424	$0.05	$(10,636)	24,496	$(0.43)

Effect of Dilutive Securities

Stock option plans		577			978			154			—

Dilutive EPS

Net income (loss) available to common shareholders and assumed conversions	$639	24,988	$(0.03)	$399	25,370	$(0.02)	$1,226	24,578	$0.05	$(10,636)	24,496	$(0.43)

NOTE: Options to purchase 3.3 million and 2.3 million shares of Class A Common Stock were outstanding during the three and nine months ended September 30, 2004, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options to purchase 2.4 million and 3.2 million shares of Class A Common Stock were outstanding during the three and nine months ended September 30, 2005, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.